Final Term Sheet

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-157171

May 28, 2009

PUBLIC SERVICE COMPANY OF COLORADO

$400,000,000 5.125% FIRST MORTGAGE BONDS, SERIES NO. 20 DUE 2019

Issuer:	Public Service Company of Colorado
Security Format:	SEC Registered
Expected Ratings*:	A/A3/A (Standard & Poor’s/Moody’s/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	May 28, 2009
Settlement Date:	June 4, 2009
Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing on December 1, 2009
Principal Amount:	$400,000,000
Maturity Date:	June 1, 2019
Reference Benchmark:	3.125% due May 15, 2019
Benchmark Price:	95-09
Benchmark Yield:	3.695%
Re-offer Spread:	+150 bps
Re-offer Yield:	5.195%
Coupon:	5.125%
Issue Price to Public:	99.460%
Make-Whole Call:	At any time at Treasury plus +30 bps
CUSIP:	744448CC3
Minimum Denominations:	$1,000/$1,000 multiples thereof
Joint Bookrunners:	Credit Suisse Securities (USA) LLC BNP Paribas Securities Corp. Scotia Capital (USA) Inc.
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674 or by calling Scotia Capital (USA) Inc. toll free at 1-800-372-3930.